# Nasdaq Regulation

Nasdaq

**Eun Ah Choi**

Vice President

Listing Qualifications

August 6, 2021

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on August 6, 2021 The Nasdaq Stock Market (the "Exchange") received from B. Riley Financial, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

5.25% Senior Notes due 2028

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,

Eun Ah Choi